KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

17 August, 2006

SEC MAIL PROCESSING SECTION RECEIVED AUG 23 2006 WASH. D.C. 213

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06016287

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 16 August, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
AUG 28 2006
THOMSON
FINANCIAL

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

o.b.o.

Liisa Siren-Salminen
Communications Assistant

FRANKLIN RESOURCES INC'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

The holdings of shares by the funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc. (trade reg. 13-2670991) in KCI Konecranes Plc, had on 11 August, 2006 reached 4.65 % of the voting rights and 0.34 % of the share capital in KCI Konecranes Plc.

The funds within the Franklin Templeton Investments fund complex specified below are shareholders of KCI Konecranes Plc. In addition, affiliated investment advisers of Franklin Resources, Inc., under applicable investment management agreements, are granted voting authority with regard to the relevant account holders' shares in the Company. The holding is divided between the funds and accounts as follows:

Holdings by funds managed by affiliated advisers of Franklin Resources, Inc.	Number	% of shares and voting rights
Franklin Templeton Investments (Asia) Ltd.	41 560	0.07
Franklin Templeton Investment Mgmt., Ltd.	95 360	0.16
Templeton Investment Counsel, LLC	65 370	0.11
TOTAL	202 310	0.34

Holdings of voting rights by affiliated advisers of Franklin Resources, Inc. under investment management agreements (other than funds)	Number	% of voting rights
Templeton Investment Counsel, LLC	2 774 610	4.65
TOTAL	2 774	4.65

On the basis of a previous announcement Franklin Resources holding amounted to 9.74% of the voting rights and 0.69% of the share capital in KCI Konecranes Plc.

KCI Konecranes has a total of 59 513 720 shares. The company has only one class of shares and each share entitles to one vote.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has approximately 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media